SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

093712107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index Contained on Page 11

CUSIP NO. 093712107	13G	Page 2 of 12

1	NAME OF REPORTING PERSONS	Kleiner Perkins Caufield & Byers IX-A, L.P. (“KPCB IX-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,436,861 shares (including 5,436,861 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-A into 5,436,861 shares of Class A Common Stock), except that KPCB IX Associates, LLC (“KPCB IX Associates”), the general partner of KPCB IX-A, may be deemed to have sole power to vote these shares. [1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,436,861 shares (including 5,436,861 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-A into 5,436,861 shares of Class A Common Stock), except that KPCB IX Associates, the general partner of KPCB IX-A, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,436,861 [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.7% [3]
12	TYPE OF REPORTING PERSON	PN

1 KPCB IX-A entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KPCB IX-A agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 3 of 12

1	NAME OF REPORTING PERSONS	Kleiner Perkins Caufield & Byers IX-B, L.P. (“KPCB IX-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
167,847 shares (including 167,847 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-B into 167,847 shares of Class A Common Stock), except that KPCB IX Associates, the general partner of KPCB IX-B, may be deemed to have sole power to vote these shares. [1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
167,847 shares (including 167,847 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-B into 167,847 shares of Class B Common Stock), except that KPCB IX Associates, the general partner of KPCB IX-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	167,847 [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.8% [3]
12	TYPE OF REPORTING PERSON	PN

1 KPCB IX-B entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KPCB IX-B agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 4 of 12

1	NAME OF REPORTING PERSONS	KPCB IX Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,604,708 shares (including 5,436,861 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-A into 5,436,861 shares of Class A Common Stock and 167,847 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-B into 167,847 shares of Class A Common Stock), of which 5,436,861 are directly owned by KPCB IX-A and 167,847 are directly owned by KPCB IX-B. KPCB IX Associates, the general partner of KPCB IX-A and KPCB IX-B, may be deemed to have sole power to vote these shares. [1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,604,708 shares (including 5,436,861 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-A into 5,436,861 shares of Class A Common Stock and 167,847 shares of Class B Common Stock that are convertible at any time at the option of KPCB IX-B into 167,847 shares of Class A Common Stock), of which 5,436,861 are directly owned by KPCB IX-A and 167,847 are directly owned by KPCB IX-B. KPCB IX Associates, the general partner of KPCB IX-A and KPCB IX-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,604,708 [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	21.2% [3]
12	TYPE OF REPORTING PERSON	OO

1 Each of KPCB IX-A and KPCB IX-B entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, each of KPCB IX-A and KPCB IX-B agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 5 of 12

1	NAME OF REPORTING PERSONS	Kleiner Perkins Caufield & Byers X-A, L.P. (“KPCB X-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,785,752 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock), except that KPCB X Associates, LLC (“KPCB X Associates”), the general partner of KPCB X-A, may be deemed to have sole power to vote these shares. [1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,785,752 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock), except that KPCB X Associates, LLC (“KPCB X Associates”), the general partner of KPCB X-A, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,785,752 [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	18.7% [3]
12	TYPE OF REPORTING PERSON	PN

1 KPCB X-A entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KPCB X-A agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 6 of 12

1	NAME OF REPORTING PERSONS	Kleiner Perkins Caufield & Byers X-B, L.P. (“KPCB X-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
134,977 shares (including 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to vote these shares. [1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
134,977 shares (including 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), except that KPCB X Associates, the general partner of KPCB X-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	134,977 [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6% [3]
12	TYPE OF REPORTING PERSON	PN

1 KPCB X-B entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KPCB X-B agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 7 of 12

1	NAME OF REPORTING PERSONS	KPCB X Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,920,729 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock and 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), of which 4,785,752 are directly owned by KPCB X-A and 134,977 are directly owned by KPCB X-B. KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to vote these shares. [1]
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,920,729 shares (including 4,785,752 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-A into 4,785,752 shares of Class A Common Stock and 134,977 shares of Class B Common Stock that are convertible at any time at the option of KPCB X-B into 134,977 shares of Class A Common Stock), of which 4,785,752 are directly owned by KPCB X-A and 134,977 are directly owned by KPCB X-B. KPCB X Associates, the general partner of KPCB X-A and KPCB X-B, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,920,729 [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.1% [3]
12	TYPE OF REPORTING PERSON	OO

1 Each of KPCB X-A and KPCB X-B entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, each of KPCB X-A and KPCB X-B agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

2 Consists of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

3 Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP NO. 093712107	13G	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

Bloom Energy Corporation (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4353 North First Street

San Jose, California 95134

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership, KPCB IX Associates, LLC, a California limited liability company, Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership and KPCB X Associates, LLC, a California limited liability company. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value.

ITEM 2(D).	CUSIP NUMBER

093712107

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2018:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP NO. 093712107	13G	Page 9 of 12

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership or operating agreement of the Reporting Persons, as applicable, the general and limited partners or members of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 093712107	13G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2019

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB IX ASSOCIATES, LLC, a California limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB X ASSOCIATES, LLC, a California limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP NO. 093712107	13G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 093712107	13G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:	February 13, 2019

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P., a California limited partnership

By: KPCB IX ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB IX ASSOCIATES, LLC, a California limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P., a California limited partnership

By: KPCB X ASSOCIATES, LLC, a California limited liability company, its general partner

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB X ASSOCIATES, LLC, a California limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer